Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint and SOFTBANK and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SOFTBANK or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SOFTBANK or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SOFTBANK or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SOFTBANK, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SOFTBANK’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is an English translation transcript of a press conference held in Japanese by SoftBank. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the translated transcript. SoftBank believes that none of these inaccuracies is material. The slides used in the press conference are included as an attachment to this transcript. A replay of the press conference is accessible through SoftBank’s website at www.softbank.co.jp/en/.

SoftBank/Sprint Strategic Partnership

Press Conference

October 15, 2012

MC

•

Thank you very much for joining this SOFTBANK CORP. press conference. First of all I would like to introduce the attendants today – Masayoshi Son, Chairman & CEO of SOFTBANK CORP., and Dan Hesse CEO of Sprint. With two speakers we would like to start the press conference of SOFTBANK CORP. First of all I would like to invite Mr. Son, Chairman & CEO of SoftBank to provide you with explanation

Presentation by Masayoshi Son, Chairman & CEO, SOFTBANK CORP.

•

Good afternoon ladies and gentlemen. When I was 16, I myself went abroad to the United States. The United States was the first foreign country that I visited. It was tremendously large and big, but at the same time it had blue skies and wonderful lands. There in the United States, I studied abroad. After I came back to Japan I established SOFTBANK CORP. Today, some 30 years have passed since then. I am making another big step towards the United States, and I am very grateful about this announcement today. At the same time this is going to be a bigger step to the United States.

•

When we make a challenge, usually risk comes along with it. If you didn’t make any actions that would be the safest status, but whenever you make any challenges there must be several risks or potential risks, and this time the challenge to the United States – I know it is not the easy path to go. Business-wise, the things that we have experienced – is that going to be well utilized? Can we take advantage of that? Also, different cultures and lots of different environments – can we utilize our know-how, do we need to start from scratch? So there are lots of challenges I have to make this time. However, without challenges, you may face bigger risk.

•

Japan is having less children, and is also having a lot of risks and is becoming one of the high risk countries. So in Japan and the United States – in both countries – whether we will be able to build a big and solid base will make us and lead us to a safer place. This is the key for the next step.

•	In that sense I am very honored to make this announcement. And now I would like to go into my presentation.

(Slide 2)

•

Sprint is in third position in the United States, exactly the same as when SoftBank acquired Vodafone K.K. and entered the mobile market. Our market share was 15% back then – so very much similar to Sprint’s position in the United States right now.

•

At the time of our challenge, DoCoMo, our competitors, were taking up about 50% of the market share. KDDI also had twice as much of a market share – so that was the challenge we had to make back then. So probably, I can say that that was a more difficult challenge.

(Slide 3-5)

•

This time, about two weeks ago we announced the management integration with eAcess – WILLCOM also, adding on to that. The subscriber number is now 35 million. On top of that we will have Sprint. In terms of subscribers in total, that is going to give us approximately a 96 million customer base.

(Slide 6)

•

That will also give us an expanded customer base in the United States and Japan. AT&T and Verizon in the United States – we are very much closer to them in terms of our customer base. Of course, this company will still have less subscribers but those two are in a duopolistic market. But considering those two countries, SoftBank is becoming the top player in the market.

(Slide 7)

•

When it comes to global mobile operators revenue-wise, this is the size that we are going to be. We will be the global number three in mobile revenue. After the acquisition of Vodafone K.K. we were aiming to exceed DoCoMo, that was my greatest motivation and passion. Lots of people were laughing at me because that was not possible – I would never achieve that. I also already said clearly that I would achieve that in 10 years clearly. That was another thing that people said it was impossible. Six years have passed since our acquisition of Vodafone K.K. and in the size and the scale, we are now exceeding DoCoMo – so global number three.

(Slide 8-9)

•	And transaction overview – SoftBank is taking 70% of Sprint’s shares. The shareholders in Sprint will have 30% ownership, and this company is going to become a consolidated subsidiary of SoftBank.

(Slide 10)

•

Transaction outline – we will acquire 70% of fully diluted Sprint shares, and the acquisition of existing shares is ¥946.9 billion. In addition to that we are investing in new shares that will be ¥624 billion as a new share. In total, ¥1 trillion 570.9 billion.

(Slide 11-15)

•

It’s a little bit complicated so let me explain one by one. The shares held by existing shareholders – here, ¥946.9 billion will be acquired. On top of that, ¥624.0 billion of new shares are to be issued by Sprint, and we will subscribe the new shares. And the unit price per share for the existing shares will be $7.30 per share. For new shares, our share price right before this announcement was made, which is at market price, is equivalent to $5.25 per share for these new shares.

•

So basically, for new shares, we are going to be equal or similar to the market price and those shares acquired from the existing shares – we will put a premium on top of that and we will acquire those. The payment in total is going to be ¥1 trillion 570.9 billion, and that will be 70% of fully diluted shares. The acquisition financing is coming from cash-on-hand from SoftBank and also debt.

(Slide 16)

•

Since last Friday to today, in the equity market – SoftBank shares – have been showing big changes. There I have a message to SoftBank shareholders – there are three points. First of all, no equity financing was used for the transaction. As I mentioned earlier in the previous slide, the acquisition financing will be done by cash-on-hand and debt. Therefore, there will be no issuance of new shares by SoftBank or convertible bonds and so on. So again, no equity financing will be used for the transaction – so no dilution at all. It is going to be only in cash.

•

Second of all, SoftBank recently increased dividends because of the shareholder returns. We announced that we would enhance our shareholders’ returns, and we are not going to change that dividend policy.

•

Third of all, the debt will be increasing as a result of this investment in this transaction but like we did for the acquisition finance of Vodafone K.K., we are going to continue to focus on early net debt reduction.

(Slide 17)

•

Now, about SoftBank’s market cap, which a lot of shareholders are worried about because our share price plunged – as of today SoftBank’s market cap is ¥2.5 trillion. That includes the value of our stakes in Yahoo! Japan, Alibaba Group, and other listed companies.

•

Alibaba Group recently made equity finance, so with that in mind, we have annually ¥1.6 trillion worth of value in our Internet companies and in our group. So if we exclude that from our total market cap, our current telecom business’ market value is ¥0.9 trillion. If that is compared with the EBITDA, then the multiple is just one time, which is one of the lowest multiples compared with the other telecom operators in the world.

(Slide 18)

•

Considering that, our company’s value should be bigger than that. In my presentation I am going to use the word EBITDA, which is a key word, so I would like to take the time to explain what EBITDA is. In Japanese, EBITDA means operating income before depreciation and amortization.

•

In Japan, M&A is not one of the strategies actively pursued by Japanese companies. When we acquired Ziff-Davis, many people said that the growth through M&A is not the right way to grow a company. But actually, M&A is not unusual today. Going onto M&A, especially international M&A, EBITDA is taken into account.

•

EBITDA is EBIT, or operating income, plus non-cash expenses, including depreciation and amortization of goodwill as a result of the acquisition of a company. Depreciation and amortization – they are non-cash expenses – no cash-out is involved. When it comes to showing a company’s value in Europe and the United States, EBITDA is only one measurement to value the company. In other words, it is a global earnings and valuation standard, so I would like journalists in Japan and investors in Japan to understand what EBITDA is.

(Slide 19-20)

•

Now I would like to talk about the US market opportunity. In Japan, 140 million users are in the market, but in the United States, mobile subscribers number 350 million. So the US market is larger and growing.

(Slide 21)

•

But there are commonalities among the United States and Japan. First of all the smartphone is becoming the core of mobile communications and the United States is the biggest global smartphone country in terms of smartphone adaptation.

(Slide 22)

•	Next, average revenue per user (ARPU) – ARPU per month in the United States is ¥4,454. In Japan it is ¥4,330. And as you can see on this chart, ARPU in the United States and Japan is far higher.

(Slide 23)

•

Another thing – postpaid-based business model – the postpaid ratio in the United States and Japan are far higher than in other countries. Why? – Because Japan and the United States have one of the most sophisticated credit environments in Japan.

(Slide 24-25)

•

However there are some issues about the US market when it comes to the mobile industry – for example, the slow network speed. Many Japanese people complain about the slow network speed when using mobile phones or smartphones, but as a matter of fact Japan’s network provides one of the fastest services in the world. The network speed enjoyed by US consumers is about half of that enjoyed by Japanese consumers.

(Slide 26)

•	Another thing, in the United States, the two top players dominate the market – it is a duopolistic market.

(Slide 27)

•

So I would like to describe the US mobile market by saying that it is a large market with rapid smartphone growth, with high ARPU and postpaid ratio, but the network speed is slow, and the market is duopolistic, which means, for a challenger like us, the market is offering a compelling market opportunity – maybe what SoftBank has gone through so far in Japan can be utilized in the United States.

(Slide 28)

•	So once SoftBank and Sprint form a strong partnership, what will happen?

(Slide 29)

•	Now I would like to invite the CEO of Sprint, Mr. Dan Hesse – Mr. Hesse is going to give you the overview of Sprint.

Presentation by Dan Hesse, CEO, Sprint Nextel Corporation

(Slide 30)

•

Thank you Masa. It is a privilege and pleasure for me to be in Tokyo on this very historic day. Some of these slides are a little wordy – too many words – we have lots of American lawyers and their core competence is adding words to everything, but let me give you a background to Sprint.

(Slide 31)

•	As Masa said, we are the third largest US wireless carrier. The wireless market in the United States is a fairly large one – about 330 million customers and about $170 billion in annual revenue.

•

The postpaid business, like in Japan, is much larger than any other parts of the wireless business, but it is not as large as it is in Japan. Roughly 70% of the customers in the United States are postpaid customers but they bring in almost 90% of the revenue. So we are the third largest postpaid company.

•

We also have a significant amount of prepaid – we have the number two position in terms of prepaid customers – number three in terms of revenue. But I will say, even though we are number three, we are still a distant number three from the two largest competitors AT&T and Verizon.

•

But what I can say is that sprint is number one in the US industry in terms of revenue growth, and also number one in terms of ARPU growth. As a matter of fact, this past quarter Sprint set an all-time record for any wireless company in the history of the United States in terms of year-over-year improvement in ARPU. You can see it on this chart – at the bottom you see the yellow line where Sprint is ascending at a pretty rapid pace.

(Slide 32)

•

Now it was not always this good. I took this job right at the end of 2007, in the final weeks of December. We called it “almost catching a falling knife.” At that time, not only were all of Sprint’s metrics declining, but they were declining at an accelerating rate. So we set off on a course to turn the business around: a long term course.

•

Right now we’re in what’s called “Phase II: The investment phase”, but the first four years were what we called “Phase I: The recovery phase.” We needed to improve the brand. Our brand was ranked last of the major US wireless carriers in every ranking.

•

We needed to reverse subscriber trends. We were losing a million postpaid net customers every quarter. We needed to grow revenues. Revenues were declining, and again, declining at an accelerating rate. We needed to eliminate costs because the cost of the company, the cost structure was based upon a company with a lot more customers and a lot more revenue, so we needed to focus on the cost structure, and we needed to conserve capital, because we were managing two networks, and we knew we would need to invest in a very expensive project to consolidate those two networks into one network, because we have fewer customers than either AT&T or Verizon, but while our competitors have all those customers on one network, we had them spread over two. So we were at a significant financial disadvantage.

•

So, now we’re entering the investment phase, and the two big areas of investment for Sprint are, first of all, a project called Network Vision, which is a modernization of the network where we’re building a world class platform that brings forward – and I’ll talk about this a little bit later as well – brings 4G to market, gives us a better 3G experience, and helps us eliminate the expensive duplicative iDEN network. In addition, there’s an additional investment in the iPhone, which we began carrying right at the end of 2011.

•

The US financial system, in terms of revenue recognition and costs, is a little different than it is in Japan. We take the full hit of the subsidy the day we sell, so we have a lot of economic dilution from these two big investments in 2012 and 2013, where the benefits from these investments are smaller than the upfront expenses, but by 2014, both on Network Vision, and some of the other investments like the iPhone we’ll begin to see margin expansion, because the benefits from those investments will be larger than the investments. We expect Network Vision to be concluded some time in 2014.

(Slide 33)

•

For four and a half years, we have maintained the same three consistent priorities in the company. In every single internal and external meeting that I’ve conducted since I started the job, I’ve talked about those three priorities, and this meeting will be no exception. The first among equals, if you will, of those three priorities, is the customer experience. The next two are brand, and cash. Everything comes from the customer experience.

•

What we started to do at the beginning of 2008 in focusing on the customer experience, is we tried to figure out why was our customer service so bad, why were customers angry, why was it costing us so much to serve customers? We took an extremely analytical quality – call it “Deming-like” approach to analyzing why customers called us. We had reason codes for every reason the customer was calling to complain, and we attacked those codes and reasons they were calling.

•

Every single Monday morning, I went through the number of calls we had to customer care the previous week with the entire senior team, and everybody had an objective of a different line on that reason list. For example, if a customer’s calling because the network wasn’t working properly, I held the head of network accountable for reducing the calls to care for network reasons. If the customer called because they thought the bill was too complex, I held marketing responsible for reducing that, and every employee in the company was measured and paid on reducing calls to customer care; everybody on the front line, anybody in the mail room, my assistants, me, everyone the same way. Well, we reduced those reasons and the calls to care substantially, and it’s borne out in terms of third party research in terms of the United States market on customer satisfaction.

•

Every CEO in the United States waits each year for when the American Customer Satisfaction Index is sent out and made public. It’s the largest, most comprehensive, most well-respected analysis of customer service in the United States. We were dead last in 2007, in 2008, in 2009, we moved into third place in 2010, in 2011 we tied for first, and in 2012, we’re in first place all by ourselves in terms of the wireless industry.

•

Even more importantly, in the latest survey, Sprint is the most improved United States company, period, across all 47 industries studied in the United States in customer satisfaction, and the only United States company in any industry in that period that went from last place to first place in their industry in customer satisfaction. Perhaps a better known third party indices, because it’s what consumers see, because it’s been used in a lot of advertising, is what’s called J.D. Power. All three of our major brands; Sprint, which is our postpaid brand, and our two prepaid brands, Boost, and Virgin, all currently carry J.D. Power awards for excellence in the customer experience, and we’ve just won our third consecutive one with Sprint.

(Slide 34)

•

Another way of looking at the brand is what we call the Net Promoter Score. As the United States market gets more penetrated – that is there’s less organic growth – switching becomes very important, and word of mouth becomes extraordinarily important in terms of what’s going to be your share position quarter after quarter, year after year. So, we look at what’s called the Net Promoter Score. The Net Promoter Score is widely considered – there are many measures of brand, but perhaps – the most important in terms of future indication of what you might expect to take place in the market. What the Net Promoter Score is – it takes your promoters, it takes customers who are really positive – let’s say about sprint, and it subtracts the customers that are negative. That’s why it’s a net number. It’s people that love you minus people that don’t like you. Our number was negative for a long time. We had more detractors than those who were positive, but we’ve seen a steady increase in Net Promoter Score, and we’re now number two in terms of absolute performance there from dead last, but we’re the only company that consistently improves quarter after quarter, year after year. In the last quarter we were the only United States carrier to show an improvement, both sequentially and year over year.

(Slide 35)

•

Of course, the other way you show the strength of a brand is in just subscriber growth, and the Sprint brand, Sprint postpaid, has added, on a growth rate perspective in terms of the number of postpaid customers, it’s the only one with double digit growth rate. It’s number one in terms of growth rate of postpaid customers. This is another way of looking at our customer growth history. The company was growing nicely, then right at the beginning of 2007, we began to see that decline in the number of customers that I described; eleven consecutive quarters of decline; but now we’ve had nine consecutive quarters of growth, and we set an all-time record for the company in terms of the number of customers that we have at Sprint, at just over 56 million.

(Slide 36)

•

Now, the brand has a number of attributes. Obviously, the customer experience is very important in building the brand. So is innovation, and so is what we call corporate social responsibility, and we’ve really focused on green. I believed in it for a long time. One element of my life that was perhaps very important in this regard for me is I spent five years living in the Netherlands, which is a coastal country with half of the country under sea level, and you began to take these issues, like global warming, very, very seriously.

•

Every year, Newsweek publishes its one edition a year, and the new one’s supposed to be coming out in a few weeks, so we’ll be waiting to see where our ranking is – but they come out with an issue where they list America’s 25 greatest companies. There’s only one telecom or wireless company who makes that list, and Sprint is there at number three. We’re also the wireless company that is recognized as being the leader by the Dow Jones Sustainability Index.

(Slide 37)

•

Now, the three elements I’ve talked about in terms of our priorities – I’ve talked about customer experience, I’ve talked about brand, now I’m going to talk about cash. The way that we focused on improving our expense position and our cash position was focusing on the customer experience. For some it’s counterintuitive that good customer service costs more, but as you see here, we’ve reduced our customer care expenses by almost 50% from when we were the worst, and now we’re the best. We were spending twice as much on customer care when our customer care was considered the worst in the industry than now, because we’ve gone and fixed the root causes for customer dissatisfaction.

•

By simplifying the business, we’ve also been able to reduce our overall corporate G&A, or administrative expenses, by half. Marketing and product, IT billing, labor, by roughly a third. On the labor side, we’ve closed 29 call centers because customers aren’t calling us anymore, and we’re answering the phone much faster than we were answering it when we had 29 more call centers.

•

It becomes, in terms of our income statement, all of these expense reductions in terms of run rate, roughly a five billion dollar annual improvement in expenses, and in our most recent quarter, adjusted OIBDA, which is very similar to EBITDA, improved 10% year over year, and 20% sequentially.

(Slide 38)

•

A big element of cash, both in terms of uses of cash, now, in the next two years, the investment phase – but hopefully will be a huge benefit to the company after this big investment phase is over – is what we call Network Vision. Network Vision entails a number of activities. A very important one is to shut down the Nextel platform. It’s a 2G platform – a second generation platform that was acquired by Sprint when they acquired Nextel back in 2005, and it’s expensive to keep that network running.

•

We also want to modernize the Sprint platform. We use a 2G and 3G technology called CDMA and EV-DO in the United States. The new equipment has, not to get too technical, better DB gain, which means that the signals go further, which improves the customer experience and reduces our roaming cost with other carriers: so, for example, a carrier like Verizon. Very importantly, it allows us to deploy 4G LTE. So, in terms of economic benefits, we can eliminate – if we can just turn off one of those networks, that’s a one and a half billion dollar fixed cost.

•

When we’re able to migrate the iDEN customers off the iDEN network and turn that network down, we can reduce roaming costs, operating costs, primarily energy. The new equipment is much more energy efficient, so it helps us as we try to become a greener company. If you take a look at the cost to produce data service, we look at it as cost per gigabyte, and the cost to produce voice service, cost per minute, it reduces each by roughly half.

(Slide 39)

•

A very important part of the success of the Network Vision project is – yes, you’re going to save a lot of money by turning off that network, but what about those customers that you currently have on that network? How are you going to keep them? As I’ve mentioned, by focusing on the customer experience in the first four years, we’ve reduced churn, or what we call deactivations. Deactivation is a customer basically leaving, and we’ve been able to reduce that on the iDEN network by two thirds from 2008 to 2011. We were losing about 3.3 million customers a year that were deacting in 2008, about 1.1 million customers a year by 2011, but now that we’ve announce we’re turning the network off, customers – we’re encouraging them to migrate, or leave the iDEN network.

•

Historically, this is the recapture rate. Our market share is roughly 15-16%. We were getting a 25% recapture rate, so more than our fair share of customers that were leaving, but now that we also have a new feature which is part of Network Vision in terms of improving the 3G network, now we can put push-to-talk capability that was previously on the iDEN network on the CDMA platform. Customers that enjoyed that part of the iDEN experience, or the Nextel experience, can now get that on Sprint, and we’ve increased the recapture rate from 25% before this year up to 55% for the first half of 2012.

(Slide 40)

•

So, we’ve had a good start to Phase I and Phase II, and Phase II began at the beginning of this year, so I’ve talked about the accomplishments of Phase I – we’re now in Phase II, and there could not be a better time for us to have this infusion of capital into the company during this investment phase, because it’s going to open up opportunities for us both internally and externally in terms of growing the business during this investment phase, where the company is financially constrained because of

9

the size of the investments that I’ve described. Then, as I mentioned earlier, we expect margins to begin expanding in 2014 and beyond, when the huge diluted impacts of the heavy investment in 2012 and 2013 on Network Vision, and the diluted impacts of the first few years of carrying the iPhone are behind us.

(Slide 41)

•

Finally – the transaction benefits. This creates a partnership with SoftBank – the financial infusion gives us, again, opportunities internally and externally that we haven’t had since I’ve been here at Sprint – almost five years. Particularly in this phase, which is the most constraining financial phase we’ve had in our history because of the heavy expenses associated with Phase II. This is pro-competitive and pro-consumer in the United States because it creates a stronger number three to compete with the duopoly of AT&T and Verizon.

•

What has perhaps impressed the Sprint board of directors more than anything else in this overall transaction is the ability to partner with SoftBank, and to learn from SoftBank, and from Masa in terms of all of the things they’ve done in this market, and with other investments. When we look at what SoftBank has accomplished in Japan with a number three carrier it’s something that we can learn from – a terrific track record. We can also learn, in terms of deployment of technologies like LTE-TD, which SoftBank has already implemented, and we’re hoping to implement in the United States.

•

We also believe, of all the alternatives that Sprint has, this also provides the best path to grow shareholder value for the Sprint shareholders. It provides a premium to those shareholders in terms of cash for a significant portion of their shares, but perhaps more importantly, it provides an opportunity for them to participate in a much stronger, better Sprint.

•

When I first started talking to my employees, almost five years ago, everybody was worried, and we were worried about just surviving. As I mentioned, all the metrics were moving in the wrong direction. I was asked by employees, and had been asked regularly, what are my goals for the company. My goal has always been the same, and it’s to create the best wireless carrier in America. I believe without question that we are going to get there, and our catalyst to get there is our partnership with SoftBank. Thank you.

(Slide 42-43)

Son

•

Masayoshi Son – Thank you, Mr. Hesse, for your presentation. So SoftBank and Sprint forms a strategic partnership, and that leads to a strong growth of Sprint. As Mr. Hesse mentioned, Sprint is turning around its business. Net addition has been growing for the past 18 months until now. The company lost 1.3 million users in a quarter, but right now the company is recording 1.6 million net additions, or 0.5 million net additions in a month, so the trend was reversed totally. Also, the company’s customer satisfaction level is improving rapidly.

10

(Slide 44)

•

Also the ARPU recorded by Sprint is growing rapidly and steadily, and the growth rate is by far larger in the United States compared to other carriers, so the number of net additions is increasing, and the APRU is increasing as well.

(Slide 45)

•	As a result, adjusted OIBDA in quarter – actually, one year ago – it bottomed out, and since then OIBDA is on the growth track.

(Slide 46)

•

As a result, share prices are also turning around. Last year in October, at the time of the launch of the iPhone 4S, around that time, share price had been hitting the bottom and improving, and now are showing twice as much share price in a year within itself, and also a lot of the investors are evaluating Sprint once again.

(Slide 47)

•	So, Sprint itself is making a recovery to investment phase, and going to margin expansion.

•	So now, in their phase of investment, it’s there that we, SoftBank, are coming in.

•

That is the right time that it is expecting to have an investment and becoming bigger, and that’s the kind of timing that we have offered the acquisition. As a result, with our capital, there is expected to be further growth.

(Slide 48)

•	So there are lots of things that I have mentioned, but there are two questions that I say there are in the audience.

(Slide 49)

•

The first of the questions – will this investment pay off? Investment from Japan to the United States – I believe this will be one of the largest investment amounts to be made in history – is this going to pay off?

(Slide 50)

•	I answer that we are confident about that.

(Slide 51)

•	Why are we confident? As mentioned earlier, because Sprint itself is already making recovery, the recovery is already in progress

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(Slide 52)

•	On top of that, we are going to put two things in Sprint; one is capital; one other thing is strategy, and those we believe create enhanced competitiveness.

(Slide 53)

•

When it comes to capital, as mentioned earlier in the previous slides, this time about 40% of ¥1.5 trillion is going to be used for the new capital, so that cash is going straight into Sprint. The remaining 40% is going to existing shareholders to acquire their shares, but the total 60% is for the acquisition of existing shares, but the 40% is used as new capital into Sprint. These are the uses of proceeds for this new capital. One is network enhancement, the second is strategic investment, and also to strengthen the balance sheet. From those three points of view, the new capital is going to be used. To make a competition you have to have money for that, and with this money you will be able to buy tools or weapons for the battle, so in that sense SoftBank is providing the money for that.

(Slide 54)

•

Another contribution that SoftBank is making is group synergy. One: smartphone. I believe that we have the know-how of customer acquisition through smartphone that can be utilized, and also LTE strategy, I believe, the fastest effective speed realized in Japan, can also be used in Sprint, and that can be a good contribution for that. Third of all is the proven turnaround track record. We have been making several turnarounds, and that know-how can be utilized.

(Slide 55)

•

Coming back to the first point, smartphone: number one – SoftBank, compared to DoCoMo or au, our competitors – started the introduction of smartphones earlier than those two, and penetrated the smartphone users. As a result, net additions were number one for five consecutive periods. Along with that, profit is also getting better. This know-how for the smartphone could be fully utilized by Sprint.

(Slide 56)

•

Second of all is the effective mobile speed. Now we are entering into a new stage of the era. Connectivity is not enough, but also, from the telephone, I should say, rather we are using the device as an internet machine – so smartphones, tablets, those are the Internet machines, I would say. Speed is everything for Internet machines, so it’s very key to have speed in those smartphones and tablets, and we are the ones that established one of the best networks for the speed for the utilization of smartphones and tablets, and here in average downlink speed measured across the major cities, and based on the third party survey, we are the fasted amongst the competitors.

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(Slide 57)

•

So, having the customer base, maintaining higher ARPU, and also providing good speed – as a result of that we have the highest growth rate in terms of EBIT. Growth rate wise, we are highest, and EBIT wise, we are in number two. So, ARPU, profitabilities, those are where we are showing the highest growth rate.

(Slide 58)

•

One of the examples of turnaround, I would say, is in fixed line business which was made from the acquisition of Japan Telecom. Once acquired, we made a big deficit, but after that, we made a big profitability, and consecutively, also growth rate wise, I believe, we have one of the highest growth rates in terms of fixed line business in the global market.

(Slide 59)

•

Another example of turnaround is the mobile. We acquired Vodafone K.K. for the mobile, because it was making a straight drop in operating income, but after SoftBank’s acquisition, it has been making six times the growth.

(Slide 60)

•

Third of all is WILLCOM. As you know, WILLCOM went bankrupt, but after joining into the SoftBank Group, the number of users dramatically turned around, now hitting a record high number of subscribers, and every month making a net additions increase. So, we made three turnaround cases already.

(Slide 61)

•	Those companies were the so-called three brothers of deficit in the past, so they were falling down. Employees lost confidence; customers also lost their faith.

(Slide 62)

•

So from this position, after joining into the SoftBank group, all three have made a turnaround. We did this three times, so probably we should be able to repeat it in the fourth case as well. If we only had one experience then it could just be a coincidence, but we have made turnarounds three times, which is the enterprise culture – we can say this is our know-how to make a turnaround.

(Slide 63)

•	Also, Sprint as mentioned earlier, is already making a recovery in progress, and showing improvements already from various angles. It’s already making such progress.

(Slide 64)

•	On top of that, we are joining to work together and generate synergy together. So, having two companies together, in the number of purchases of smartphones and the number of sales of

13

smartphones, we are going to be one of the biggest in the global market, and I believe we will be able to have a tremendously big number of purchases in smartphones compared to the other operators, as well as the network vendors, or network equipments, by using the same network vendors, which is Eriksson, and the volume of the purchase can be one of the biggest in the market.

•

In terms of smartphone, because we have both iPhone and also Android as well is coming one after another in the market, and I believe high end, high class Android smartphones can be also obtained in the market. In addition, we have the know-how in the turnaround, and this can be another synergy element to be utilized in Sprint.

(Slide 65)

•	As a result, not only making progress by itself, but also by having us joined, we can show the accelerated growth with SoftBank.

(Slide 66)

•

This is a chart that I wanted to show – this is a little bit interesting, I think. On your left hand side – SoftBank, on your right there is the current Sprint. SoftBank, right after the acquisition of Vodafone K.K. – and the y axis is the EBITDA margin. So, operating income before the depreciations, and how much percentage has been profit. The x axis is the subscribers. Usually the number of customer base – if you have a bigger customer base and you have a higher profitability in an infrastructure business – also the more customers you have, the more profitability you will be able to enjoy.

•

SoftBank is the number three of the players in the Japanese market, so we are in the very end, so that profitability was low – the same as the current Sprint, but 6 years later, SoftBank’s EBITDA margin has increased to 40-some%. This is the level equivalent to Verizon and AT&T, or even more than Verizon and AT&T, which are the competitors of Sprint.

•

So, scale wise, SoftBank is still small, but in terms of EBITDA, we are about catching up with Verizon and AT&T. Even compared with our competitors, KD and DoCoMo, we have already become number one in terms of the EBITDA margin. As mentioned earlier, usually if you have less customer base, you have less profitability, however SoftBank already have more profitability compared to DoCoMo, which has a much large customer base than us. Compared to Verizon and AT&T in the United States, the customer base is less, but the profitability is coming very much close and catching up.

•

From that sense that we can say we have the number one mobile EBITDA margin, but the current Sprint EBITDA margin is relatively low, but having the two companies together and creating the synergy, also enjoying the volume of purchases, and so on, then I am expecting that we will be able to see a big growth in Sprint in the EBITDA margin as well. As a result, I believe that we had very good timing to decide the acquisition of Sprint, so I believe this was a very good timing of the milestone that we have decided to have this strategic acquisition.

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(Slide 67)

•

The second question: This transaction involves the largest financing in Japan that leads to another big debt in Japan. Looking back at the history of SoftBank, actually SoftBank took the risk of making investments by borrowing money, and we repeated that many times, so I think many shareholders and many people have become worried about what would happen with this additional debt. Now, can we repay the debt?

(Slide 68)

•	Yes, we are confident that we can repay the debt.

(Slide 69)

•	For the acquisition of Vodafone K.K. SoftBank made the biggest borrowing of the company’s history, but that debt has been reduced by more than half.

(Slide 70)

•

At the time of borrowing for the Vodafone acquisition, we submitted lenders our repayment plan, which was that we were going to repay the debt in ten years. As you can see in this graph, the dotted line shows our repayment plan. A lot of people said that SoftBank would not be able to deliver the promise, but actually, repaid the debt ahead of schedule. We repaid the full amount of the loan last year, so we delivered the promise to the lenders, or the syndicate of the banks.

(Slide 71)

•

Now, SoftBank’s credit rating has been improving, and last year we got our highest rating ever. With this announcement, maybe SoftBank’s credit rating will be downgraded, but I expect that the rate of decrease of credit rating will be smaller than what we saw at the time of the Vodafone acquisition.

(Slide 72)

•

Why? When we acquired Vodafone K.K., the net debt divided by EBITDA, which is the operating income price, non-cash expense, to net debt EBITDA multiple back than was 5.6 times. EBITDA was ¥0.53 trillion, but the net debt was ¥2.97 trillion, so leverage was 5.6 times – but this time, for this transaction, the net debt EBITDA multiple is 2.7 times, so the leverage is about half, meaning that we are now grown up. We don’t stretch too thin.

(Slide 73-74)

•	But 2.7 times multiple – some people would say that 2.7 multiple sounds too high, but compared with the major global mobile operators, as you can see in the chart, 2.7 times is not very high.

•

At the top you see the multiple at the time of Vodafone acquisition, but that’s an exception. Compared with other major global mobile operators, our multiple is not so high, and compared with major Japanese companies like the Japanese auto makers, the big three trading companies, and Japanese auto makers, steel companies, Bridgestone – big names – but their net debt to EBITDA

15

multiples are higher than that of SoftBank. Some people say that SoftBank would go bankrupt because of the new debt but just looking at the net debt EBITDA multiple, ours is not so high because right now, SoftBank is not that of six years ago.

(Slide 75)

•

SoftBank is the company that is making profit. Now with this transaction, SoftBank gains the dual growth engines, SoftBank and Sprint. Some people are wondering if Sprint is heavily indebted, but we are going to invest in Sprint in the form of new shares so after the investment, the new Sprint net debt EBITDA will be just 1.x times, maybe less than 1.4 times, less than 1.4 times. So the balance sheet improves significantly. Some people are wondering if Sprint may need cash, but actually, the Sprint net debt EBITDA multiple will go down to the lowest in the company’s history because of the investment through this transaction. So some people are wondering that Sprint will need more financing.

(Slide 76)

•

But actually, that worry is not necessary. For the past 30 years, as you can see on this chart, SoftBank revenues have been growing rapidly. But with this transaction, the total consolidated revenue will be ¥6.3 trillion, which is by far larger than that of DoCoMo.

(Slide 77)

•

The consolidated EBITDA with this transaction the consolidated EBITDA will become ¥1.4 trillion. Many people still remember when Yahoo BB made a huge loss and SoftBank Group was on the verge of bankruptcy. Many people still believe that. Yes, we are making a big borrowing, but actually, we are not what we used to be today. With this transaction, SoftBank’s consolidated EBITDA will be $18 billion.

(Slide 78-79)

•

By comparing with our competitors in terms of revenue, DoCoMo and KDDI’s revenues remain flat for the past six years. When it comes to subscribers, is SoftBank larger than KDDI? If includes eMobile or if includes WILLCOM subscribers, is SoftBank larger than KDDI? Well, is SoftBank exceeding KDDI? Well actually, with this transaction announced today, the consolidated revenue, will be by far larger than our competitors.

(Slide 80)

•

Mobile revenue of SoftBank with this transaction will be ranked number three globally. So let’s start discussion of global market, not the Japanese market. So we don’t care if SoftBank is ranked second or third in Japanese market. What we would like to talk about is our position in the global market.

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(Slide 81-82)

•	So how about subscribers? Are we exceeding KDDI or not?

(Slide 82)

•	Look at this chart. Subscriber-wise, are we exceeding DoCoMo and AU?

(Slide 83)

•	With expanded United States and Japan customer base. So combined total of Sprint and SoftBank, our number of subscribers is ranked number three.

(Slide 84)

•

I would like to wrap up today’s presentation. First of all, with this transaction we will become global number three mobile operator in terms of revenue. Second of all, there is a compelling market opportunity in the United States; and complimentary smartphone and LTE strategies. And we could use the same or common equipment and handset in Japan and the United States so we can enjoy the synergy impact. And number four, enhanced Sprint financial strength and competitiveness.

•

As I mentioned earlier, our net debt EBITDA multiple is going to be 1.some times so it is going to be very clear and a good balance sheet. As a result that is going to have a better competitiveness. And number five, SoftBank’s proven turnaround and debt repayment track record. We have already experienced the three turnarounds so far so that know-how can also be utilized. Also, even though we have a big debt but we are going to have debt repayments; and lastly, a significant value to both companies’ shareholders.

•

Last Friday and here today that we have a big share price down because of the new debt and probably there is concerns over the market about equity finance possibility and that must be the concerns of you, but in other words, from the lenders’ point of view, last time at the Vodafone acquisition, the interest rate was about 4% back then; this time, 1.some %; so that from the banks’ point of view, they are the most sensitive people regarding risk; so those most sensitive people about risk that they give us at 1.some % of the interest rate instead of 4% in the last time.

•

Last time it was really difficult time to do the borrowing, but it’s actually only 10 days that we have this corporation from banks or that the banks are asking even use more. Are you really having enough? So that was a question that came from banks but we said, “Yes, that’s enough, so you don’t have to give us anymore.” That was the kind of level so that how much sensitivity is there about lending? And those experts in the banks actually give us feelings of safety about SoftBank. I believe those investors who are aiming at the upside; I believe this is the buy timing. If you don’t buy now, then when? That is the kind of question I would like to make to you.

(Slide 85)

•

And lastly, I would like to have a message. So the money things I would like to set aside, but I would like to send a message to users and what kind of advantage or benefits that users will be able to enjoy. We will be providing cutting-edge smartphones and advanced network, and also utilizing

17

this world-class scale of merit that we would like to enhance the competitiveness that will lead to service improvement and also lead to price competitiveness, so reasonable and better service and products that we would like to provide to both customers in the United States and customers in Japan; as a result that we would like to make a lifestyle innovation through mobile Internet.

(Slide 86)

•	So customers in the United States and Japan – I would like to make them happy. That is the company that I am aiming for.

(Slide 87)

•

SoftBank and new Sprint, we would like to do our best effort to make that happen. So those people who don’t like risks, I would like to tell you that we are taking a risk here and we are taking a risk to become the world-class operator so that we will be able to make customers in the United States and Japan happy and big lifestyle innovation. That’s all for my presentation, thank you very much for your attention.

MC

•

So now we would like to have some photo session. Please be prepared. And then would you please come to the center of the stage please. Please come to the center of the movies. So people with still cameras, would you please try not to cover the video cameras. From the center please. That is all for the photo session. Thank you very much.

•

Now we would like to move on to Q&A session. Please bear with us while we prepare. When you make a question, please state your name and affiliation. Please raise your hand for those who have questions.

Question

•

I am Matsuura from Nikkei Newspaper. I have two questions. This time’s transaction from Japanese users’ point of view, I believe connectivity is more important than the scale base, but you think that you will be able to provide better connectivity to the customers? That is the first question. And second of all, you have a big debt with this transaction; will the CAPEX number change for Japanese market?

Son

•

First of all, connectivity, we have now the platinum band. The long-awaited platinum band has been allocated this year and starting from July that we start providing. Now that we are increasing the base stations for that rapidly so once the base stations for this platinum band are ready, then I am very much confident to be able to provide the better connectivity. And having a robust management base, which means that that allows us to have continuous investment or the CAPEX. So if you don’t have money, you cannot make an investment. Of course, if you don’t have spectrum, you cannot provide service. But now, we have the long-awaited platinum band with us. So on top of that, we have a robust management base, then we believe that we will be able to have enough CAPEX. And what was the second question of yours?

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Question

•	Are you going to change your plan for CAPEX for SoftBank Mobile? Are you going to increase or decrease?

Son

•

The CAPEX plan we have been announcing in the past and the number of base stations for platinum band, or the number of base stations for LTE, we are actually accelerating the schedules for those constructions. Therefore, I am assuming that we will be able to have a bigger sized CAPEX to be made in accelerated paces.

Question

•

I am Ms. Isogai from Nikkei. So you will become global number three from number three in Japan. That is a great leap. But what are you aiming to be? The number one in the United States or global number one? What is your plan? And in the United States, the market consolidation is going on in the United States. The fourth player, T-Mobile, and fifth player, MetroPC, are in talks for merger. But Sprint used to, think about the potential merger with T-Mobile, but is there any chance for the acquisition of MetroPC?

Son

•

With this transaction, the SoftBank revenue is ranked number three globally. I am a man and I am aspired to be number one in the world. But of course, everything has steps and I should follow the steps. So the first step is the strategic partnership of SoftBank and Sprint, so I would like to make this partnership a big success first.

Question

•

I am Yasui from NHK, I have two questions. As a previous person asked, in the Japanese market and for Japanese users, including the connectivity, but this time’s transaction, what kind of synergy are you expecting from? That is the first question of mine. And when is the starting time that you started thinking about this transaction? And what was the trigger for that?

Son

•

Connectivity or speed, both of them. With this transaction I believe that we are one of the largest base for the purchase of network equipment so we believe we do have the volume synergy from there so that negotiation power towards network vendors and the purchase powers is going to be enhanced. Therefore, CAPEX for the network, I believe that we will be able to enjoy even more than before with the even more reasonable price or reasonable terms. Of course I don’t want to make too many excuses, but even the platinum band, that was not allocated sooner. So this is not really the

19

difference of the technology or anything like that but only getting the spectrum of these platinum bands happened this year, this July. After then we are aiming to have one of the fastest pace of the CAPEX, so this is just a time concern that I am sure we will be able to compete against DoCoMo and AU in terms of connectivity and speed. Also that is the promise that I would like to make to the customers. And to make that happen, we need to have funds, but with this scale of the company that I believe we will be able to have flexibility in this fund. So that I would like to keep these promises and that is my decision.

•

And the second question, when did I start thinking about this transaction? When it comes to Sprint and I aimed at Sprint is just about a few months ago. However, at the time of acquisition of Vodafone K.K., that was six years ago. Starting from there, I started thinking that the Japanese operating environment has improved. And also we enhanced the capability, so some time that I was thinking that not only in Japan but also would like to develop in overseas so that in some way that we would like to become and compete with DoCoMo and AU and become the global operator. That is something I had been thinking the first day after the acquisition of Vodafone K.K. Then the time has come I believe.

Question

•

I am Shibata from TV Asahi. You start with the strategic partnership with Sprint but how about potential acquisition of MetroPCS? Or increasing stakes in Clearwire, is that what you are thinking about now? Planning for?

Son

•

I cannot rule out any possibilities, anything could happen. Maybe we could acquire NTT, but which company am I going to acquire? I don’t want to make any comment on the future and I don’t want to make any comment on when.

•	Now about Clearwire, there are a lot of rumors spreading which results in market share price but I would like Dan to make comments on this.

Hesse

•

Clearwire, Sprint obviously enjoys a very good relationship with Clearwire and we are a significant investor. But there are no elements in this agreement between SoftBank and Sprint that require either party, SoftBank or Sprint, to enter into any new agreements with Clearwire or with anyone else.

Question

•

I am Masuno from Nomura Securities. First I have two questions to Dan and one for Masa. Network vision turnaround we understand well by Sprint, and starting from 2014 that you are going to enter the phase of growth. The first question, 8 billion investment from SoftBank is going to be in the loan and the investment that I believe you are going to be utilizing but what is the balance between those two?

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•	And the second question, 2012 and 2013, which is phase two, during this time are you going to use all of those, or execute all of those 8 billion? That is two questions for Dan.

•

And to Masa, smartphone strategy and LTE strategy that you mentioned earlier in the slides, so when it comes to smartphone, I believe that iPhone is popular in the United States and Sprint is a later-comer for iPhone. Is there going to be a zero yen type of handset and will this be sold in the market? Are you going to change the scheme of the sales of the handset? And second of all, about the LTE strategy, FDD-LTE by Sprint I believe is the same way as AT&T and Verizon, but are you going to make any differentiation? I believe TD-LTE is going to be the one that can be the good differentiator so what is your plan for TD-LTE. So that is two questions for Mr. Son.

Hesse

•

I’ll start, thank you for the question. The 8 billion comes in two phases. The first 3.1 billion is in the form of debt actually. It’s a convertible debt security that is available immediately for use at Sprint and the additional 4.9 billion would come in the form of equity assuming we get shareholder and regulatory approvals when the deal is completed. With respect to the use of the proceeds, we will use those proceeds in whatever ways we think will maximize shareholder value. It could be internal investments, external investments, it could possibly be to retire debt and reduce our interest expenses, there are a variety of ways it could be put to use and we will make those decisions at a later time. But you are also right to point out that we expect the network vision program to be complete in 2014.

Son

•

As Dan mentioned, network vision, this is the LTE strategy for them is going to be finish within this year and the next year. So after than – of course depreciation, those network equipment depreciation used in Nextel is now enhanced and bringing forward so that is going to be ending so that it will make a profitability with this turnaround. So that is something that I understand. And the use of proceeds is also going to be improved. Smartphone sales and how to get net additions, I believe that there are lots of schemes that we’ve been implemented in Japan. Of course Sprint by Mr. Dan Hesse that has the best growth rate in net additions and also all this revenue. After the iPhone launch only 12 months passed but those acquisition, 40% of the acquisition of iPhone is new customers so they are increasing customer base rapidly. There are already lots of schemes and tools but I believe the unique know-how, experience by SoftBank can also be utilized in various ways and can be introduced in the US market as well. At the same time we have net addition number one for five consecutive years, except for four months that we are in the number one position for net addition and we have pride in it so that we would like to have several ways to introduce in the US market. When it comes to LTE network technology, there are lots of technologies available and we are always seeking to it and studying to it. Also, there are know-how for the variety of the technologies so we have realized one of the fastest communication speeds in the global market so I don’t pick any of the technology to choose for now because that relates to our strategy but we have prepared many options now.

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Question

•	I am Daihouchi, Asahi Shimbun Newspaper. You talk about know-how or expertise, how are you going to deploy your know-how in Sprint? Mr. Son, exceeding DoCoMo, what does that mean to you?

Son

•

Know-how or expertise will be shared with each other among SoftBank and Sprint. Sprint is a listed company and I would like Mr. Hesse to remain the CEO of Sprint. I would like to be committed to help Sprint unlike other Japanese telecom operators which had minority stakes in foreign telecom companies. We will have 70% stake in Sprint so I will be active in Sprint as chairman and also I will be involved in the management of Sprint in order to make sure the sharing of expertise and know-how.

•

Let me repeat the question, what do you mean to exceed DoCoMo? I am a man and I think that every man wants to be number one. Men want to be number one, not number two or number three. I don’t care if I’m number two or number three. I aspire to be number one. And I want to be number one eventually, so within 10 years – when I said in the past, my company would exceed DoCoMo in 10 years, I still have that determination today.

Question

•

I am Mikami, IT Journalist; about the acquisition financing. You said the cash at hand and the debt 20.1 billion, so what is the balance between those two? And syndicated loan, so you are going to have bridge loan which is mentioned in the materials. But 1.some % you mentioned the interest rate, is this the interest rate for the bridge loan or the permanent loan?

Son

•

70% investment in shares and the amount we are going to pay for that is $20.1. And the financing for that, we have about 700 billion cash at hand. On top of that we have a bridge loan which is equivalent to the full amount of the financing and committed by the bank groups. Today just earlier, we have an official commitment made by the bank group. The $20.1 billion, actually, the amount exceeds that amount as an offer, but this time we don’t need that much. So using the cash at hand and also debt and the structure the bridge loan of ¥1.5 trillion. That interest annualized way is 1.some %. Permanent loan is going to be structured a few months later and I don’t expect too much higher interest rate for that either.

Question

•	¥1.5 trillion is the bridge loan, is that right?

Son

•	Yes.

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Question

•	Thank you very much.

Son

•

And cash at hand, we have ¥700 billion so that we have enough cash at hand also reserved. It’s reserved but we have some coverage that we may have to do additional investment but we don’t have any plans for that at all.

Question

•

I am from the Wall Street Journal. I had two questions; one, basically about the deal structure. Why did you structure the deal this way? I was hoping both of you could answer that. Why didn’t SoftBank take a full stake? 100% stake, instead choose for the 70%? And as part of that, what if 100% of Sprint shareholders want the premium? How will that 70% be allocated? And my second question is, Son-san, you said that you see the opportunity to repeat what you did in Japan in the United States. If that’s the case here, one of the things you did was consolidate the smaller players in the market. Certainly there are some smaller players, the fourth and the fifth player in the US market. Do you see that as an opportunity as well?

Son

•

Well, first of all, I would like to talk about the deal structure. There are many other options we considered, including TOB, but for this deal we are going to establish a new company and we are going to invest out of 20 billion, 3.1 billion will be invested in the form of convertible bond first, and the remainder, which is 17.1 billion, will be paid in cash – that goes to the new company. And that new company and Sprint will be merged. After the merger, and from merging the new company, existing Sprint shareholders will receive about $12.1 billion in cash and the remaining amount will remain as consolidation for the new share to be issued by the new company. Instead of seeking for tender offer, the structure we formed this time will be the sure way for us to have 70% stake in Sprint. That is why we decided the structure we announced today. Having 70% stake from the syndicated banks, if we make additional investments many times in Sprint, that would give rise to concern by lenders so Sprint will remain listed in the New York Stock Exchange. So Sprint will continue to finance from the market or lend from US banks in the United States. Taking that into account, Sprint will remain listed. Considering that, instead of acquiring 100%, we would rather want to have 70% stake and 30% of the share will be held by existing shareholders in the United States. And I believe that the US market is an open and fair market which is incomparable. And Sprint, as a listed company will keep its transparency of business management and business, and that will be reassuring from US investors and shareholders and maybe from the US Government agencies instead of using a black box-like scheme. I think the deal we announced is more transparent.

Hesse

•

I think Masa answered the question very well but what I will add is that, for us, the $8 billion infusion of capital into the company in the form of both debt and equity, and of course the debt could eventually become equity, makes the surviving Sprint, if you will, the new Sprint, a much, much

23

stronger company. Masa gave the figure of a debt to OIBDA ratio of about 1.4; that being the new debt to OIBDA ratio of a new Sprint is very similar to AT&T or Verizon so it gives us that same kind of balance sheet. Secondly, I think to answer your question with respect to the investors, assuming all of the investors elect for the maximum level of cash that they can get, it should be a little over 55% of, let’s say, their shares or share value that they would get in the form of cash, and roughly 45% they would get in the form of stock in the new Sprint.

Question

•	Second part of the question about consolidation?

Hesse

•	What specifically about consolidation?

Question

•

Son-san said he could repeat what he did in Japan. One of the big things he did was to consolidate the smaller players into SoftBank, whether he sees the opportunity to do that in the new Sprint SoftBank?

Hesse

•

First of all, and I’ve said this publicly many, many times, over the long term I think we will see consolidation in the US wireless industry and I think consolidation outside of the big two, or the duopoly is good for the industry and good for the country so I do think that will occur over the long-term, and what this does is it gives Sprint the balance sheet and the financial flexibility to perhaps play a larger role in that consolidation sometime in the future, but I wouldn’t want to speculate when any of those transactions might be.

Question

•

I am Kojima from the Diamond Weekly; and two questions. One for SoftBank, synergies will be generated from the US market and the Japan market, and it’s a little bit difficult to see what the synergy will be like management integration with eAccess, can you put the qualitative way? Quantitative way? And SoftBank is actually well-known as Mr. Son’s great leadership, but as you mentioned earlier, Sprint is already showing the recovery in progress and there are people from AT&T in the past. Do you think Mr. Son can fully utilize your governance capabilities so to make a strong governance happen, what are you initiatives or plans that you have for Sprint?

Son

•

Management integration with eAccess, it was easy to calculate the synergy. That is why I had the examples of the figures, but this time, this transaction between two countries of Japan and the United States, it is not something that we will be able to have results in one day or any results from the network volume purchase or smartphone purchase price. But at the same time, having two markets

24

together and we will become the world class operator and the global number three revenue or advanced network or the cutting-edge technology, and also variety of the content and services. At the same time, one of the biggest market and we are going to have a variety of options to compete against the competitors. I, myself, at the age of 16 that I studied abroad in the United States, and I believe that if you care about children that you have to have children facing the challenges so that I believe one of the biggest markets and SoftBank to have a fierce competition in the United States is not only like soccer or baseball, but I believe Japan, outside of the country in one of the biggest market and having such competition is even more important to have tools, volumes, way of competing, compared to the battle in Japan or domestic market. So it is really difficult to show in figures. That could be several trillion yen of the equivalence value that we will be able to generate. Last Friday, only two days, today and Friday, we have decreased our market cap by ¥1 trillion. So we have provided ¥1 trillion-equivalent of concerns, but when it comes back, I believe it’s going to be several times, several trillion yen will be returned I believe after our challenge. So that is something that I would like to see us or this transaction and that is how I am confident about it.

•

In terms of governance, at the end of 2007 when Mr. Hesse became the CEO of Sprint, but before then I have already known him. When he was retired from AT&T and started the new venture company as the CEO of this new venture company, SoftBank actually was an investor of this venture company and made an investment in this company. So back then I have already known him and our management of SoftBank and Mr. Hesse, we have well-known each other. Of course I have known him since then so we both know each other. It is not the first acquaintance, but actually, it is a long time ago that we have first met. And we have already a trust relationship since then, and also we are the professionals in this industry, both of us. And also having very close values sharing between us so that I highly respect him and regard him so that when it comes to governance, SoftBank is not a minority shareholder but we are having 70%. At the same time we will have majority board seats, that SoftBank has a right to appoint. So we have appointment rights to the majority number of board seats. From that sense, I believe we can have clear governance there.

Question

•

I am Horikoshi from Nikkei Communications. I have two questions. First, until recently, Mr. Son said SoftBank has been aspiring to be number one in Asia and that is why SoftBank has invested in Renren and Alibaba, but you are going to invest so much money in the United States so it seems like you are turning the direction back to the mobile communication industry, not the internet industry. Is my understanding correct? So from Internet business to infrastructure business, why did you change your direction?

Son

•

Becoming number one Internet company in Asia. Well, in terms of number of subscribers or revenue, we are already number one, I believe. And of course I will not slacken effort to stay as number one in Asia as an Internet company. When it comes to internet business, I use a so-called time machine strategy. We made investment in a US Internet company and in the next five years, we made investment in Yahoo Japan, another Internet company. In the following five years, we made investments in Chinese Internet companies, and now we are making investment in Asian Internet

25

companies. But that time machine strategy that we made success in fixed line Internet business world, maybe we could use the time machine strategy in the mobile communication industry as well. And it is the time to do that because the United States is one of the most advanced mobile communications markets and there are a lot of new services coming up in the United States. LTE network is the key. So far, the voice communication was the centerpiece, but right now the data communication has become the mainstay communication business so we will see the most advanced LTE communication network in the United States and I want to be part of the evolution in the United States and through this partnership. Once that happens then maybe some time in the future I will start investment in the new communication network, and maybe content, and other business, and once that happens then I will deploy that in Japan and then expand to Asia. So it is the second round of time machine strategy.

Question

•

Another question, the marketing in Sprint. Mr. Son, earlier you said that you would like to use the expertise of selling the product in Japanese market to the US market like selling the digital photo frame?

Son

•

Yes, we developed unique products like the digital photo frame and I would like to launch that in the United States. Also, maybe we can learn a lot of different things in the US market through our sales experience so maybe we can use that experience in Japan again so we can export it to Japan.

MC

•	Due to the time constraints I would like to limit only one question. Thank you very much for your understanding.

Question

•

I am Tanabe from Toyo Keizai. One thing, so there is control over the foreign investment from the security reason or competitiveness reason, what do you think about that Mr. Son? And in the United States, I believe that you are going to focus in going towards the United States then that speediness in the introduction of initiatives in Japan, is that going to be a little bit slow pace? And I have a question to Mr. Hesse as well. So who started the discussion? Who bring this discussion? Probably, is there any other competitors like DoCoMo or KDDI to propose the offer or did you have experience of discussing this kind of transaction with KDDI or DoCoMo or other competitors?

Son

•

In terms of foreign investment, I believe the United States is one of the most-wide open markets, from my understanding, and one of the least country risk, fair, free, and open country in the market. Each company in the United States is developing their businesses worldwide and the same applies that lots of the new entrants coming in and it’s already also encouraged to the new entrants so that is the country that I see that the United States is. So this time our investment in the United States is

26

something that we would like to hope that they are going to welcome us in a fair way and also openly by the US Government and US citizens. Of course Deutsche Telekom has already started the investment and also operating the business in the US market so that our investment is not the only one that is going to be picked up from that sense. And about the speed of management, as I mentioned earlier, I have been studying abroad since my age of 16 and I have lots of friends and people I know so I don’t really feel the difference and I often fly over between Japan and the United States. At the same time, communications is very much developed; Internet, video conference call, there are so many things that we will be able to utilize so that even though we are in two countries, but I believe the number of going to the United States will be much more than I go to Osaka. So probably the United States is closer than Osaka. That is how I feel about the distance between those two countries so I believe that the speediness of the management will not be damaged, together with the cooperation with Mr. Hesse that I would like to make these things happen.

•

And who proposed a new question? Always I am the proposer. So every time. Most of the cases, the person who proposes is me; same as Vodafone, same as eAccess, Japan Telecom as well. So most of the cases, the person who propose is our side, so that is most of the cases.

Hesse

•

Mr. Son or Masa-san, see it is difficult for me not to call him Masa because I have known him for so long. As a matter of fact, it is the first time I’ve ever seen him in a tie. But he approached Sprint some months ago and I can’t talk specifically about any other alternatives, but I will say that our board considered a number of possible strategic alternatives of partners and options and concluded that this transaction was in the best interests of our shareholders, offered the most shareholder value.

Son

•	And most charming.

Hesse

•	Yes, definitely most charming.

Son

•	I will take one last question.

Question

•

Thank you. I am Shinohara from TV Tokyo. At the time of the Vodafone K.K. acquisition, you said that SoftBank will exceed DoCoMo in 10 years, but you talk about global number one. You say that man wants to be number one all the time. What is your next goal and do you have a specific timeline to achieve the goal?

27

Son

•	While I am living I will achieve the target.

•	MC

•	Thank you very much for your attention. That is it for the Q&A session. Thank you again.

28

ATTACHMENT

SoftBank Sprint

SoftBank / Sprint Strategic Partnership

Masayoshi Son

Chairman & CEO

SOFTBANK CORP.

October 15, 2012

3rd

in the US

Subscribers

Sprint®TM

Others

T-Mobile 10%

16%

Verizon 32%

AT&T 30%

*Source: Wireless Intelligence (June 30, 2012)

2

Subscribers

111m

105m

56m

33m

Verizon AT&T Sprint T-Mobile

61m

36m

35m

4.3m

NTT DOCOMO au Softbank EMOBILE

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies’ publicly available information.

SOFTBANK data includes WILLCOM data. SOFTBANK is WILLCOM’s sponsor in connection with WILLCOM’s rehabilitation under Japan’s Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

3

SoftBank
Sprint

Subscribers


111m
105m
56m
33m
61m
36m
39.5m
Verizon
AT&T
Sprint
T-Mobile
NTT DOCOMO
au
Softbank

SOFTBANK data includes WILLCOM and EMOBILE data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK, whereby eAccess Ltd. is tentatively scheduled to become a wholly-owned subsidiary of SOFTBANK in February 2013, subject to certain shareholder and regulatory approvals and procedures.
Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

4

Subscribers

111m

105m

33m

Verizon AT&T T-Mobile

61m

36m

96m

NTT DOCOMO au

Softbank

+ Sprint

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies’ publicly available information. Refer to Page 4 for SoftBank data.

Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

5

Subscribers

111m

105m

96m

61m

36m

33m

Verizon AT&T

Softbank

+ Sprint

NTT DOCOMO au T-Mobile

Expanded US & Japan Customer Base

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies’ publicly available information.

Refer to Page 4 for SoftBank data. Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

6

Mobile Revenue (January—June)

Global No.3

$43bn

$37bn

$32bn

$32bn

$31bn

$27bn

$25bn

$18bn

Sprint

SOFTBANK Group

China

Verizon Mobile

SoftBank + Sprint

AT&T NTT Deutsche

Vodafone KDDI DOCOMO Telekom

* Pro forma

*Revenue from January to June 2012 Created by SOFTBANK CORP. based on respective companies’ publicly available information. Refer to Page 4 for SoftBank data

7

Transaction Overview

8

Expected Ownership Structure

SoftBank

Current Sprint Equity Holders

70%

30%

Sprint

Consolidated Subsidiary

*	fully-diluted Sprint shares

Transaction Outline

Summary

Acquire 70% of fully-diluted Sprint shares

Amount

Acquisition of existing shares: $12.1bn (JPY 946.9bn)

New shares $8.0bn (JPY 624.0bn)

$20.1bn

(JPY 1,570.9bn)

*Refer to the October 15, 2012 press release for details.

Share Acquisition

Existing Shares

($7.30/share)

Share Acquisition

Existing Shares

($7.30/share)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

$20.1bn

(JPY 1,570.9bn)

(70% of fully-diluted shares)

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Cash on Hand

& Debt

Acquisition Financing

To SoftBank Shareholders

NO Equity Financing used for Transaction

(Issuance of New Shares, Convertible Bonds, etc.)

NO Change in Dividend Policy

Continued Focus on Early Net Debt Reduction

SoftBank’s Market Cap

$32bn(JPY 2.5t)

$21bn

(JPY 1.6t)

$11bn

(JPY 0.9t)

Internet Companies

Yahoo Japan $8.5bn

Alibaba Group $11.2bn

Other Listed Companies $1.0bn

Current Telecom Business

EBITDA $11.1bn × 1

*SOFTBANK’s Market Cap: end of early session, October 15th, 2012 Telecom Business EBITDA: last 12 months EBITDA

Current Telecom Business: Mobile Business + Broadband Infrastructure + Fixed-line Telecommunications

* Non GAAP. Refer to disclaimer.

What is EBITDA?

[Operating Income Before Depreciation and Amortization]

EBIT

(Operating Income)

(non-cash expense)

Depreciation Amortization

Global Earnings & Valuation Standard

* Non GAAP. Refer to disclaimer.

US Market Opportunity

Mobile Subscribers

350m

140m

Large Growing Market

2001 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12

*Source: Wireless Intelligence

Active Smartphone Users

US

China

UK

Korea

Japan

Germany

France

170m

130m

30m

30m

20m

20m

20m

Smartphone Adoption Global No.1

*Number of activated iOS and Android devices

*Source: Flurry Analytics, Active Devices during July 2012

ARPU

US

Japan

Brazil

Russia

China

Indonesia

India

$57.1

$55.5

$13.6

$11.9

$10.6

$4.3

$3.6

ARPU

Global No.1

*Source: Wireless Intelligence (April to June 2012)

*	7 largest countries by number of subscribers.

Postpaid Ratio

Japan

US

Brazil

China

Russia

India

Indonesia

99.0%

78.3%

19.6%

19.6%

15.0%

4.1%

1.6%

High Postpaid Ratio

(Sophisticated Credit Environment)

*Source: Wireless Intelligence (June 30, 2012) *7 largest countries by number of subscribers.

However

Effective Mobile Speeds (2011)

Japan

UK

Australia

Italy

US

Germany

China

2.0Mbps

5Mbps

1.4Mbps

1.1Mbps

1.1Mbps

0.7Mbps

0.1Mbps

Slow Network Speed

*Source: Cisco VNI Mobile 2011

Duopolistic Market

Subscribers

EBITDA

Other 38% 32% 30%

Others 20% 36% 44%

* Source: Wireless Intelligence

Subscribers as of June 30, 2012, EBITDA as of FY2011

*	Non GAAP. Refer to disclaimer.

US Mobile Market

1. Large market with rapid smartphone growth

2. High ARPU and postpaid ratio

3. Slow network speed

4. Duopolistic market

Compelling Market Opportunity

SoftBank + Sprint

Dan Hesse

Chief Executive Officer

Sprint

Sprint in the US Wireless Telecom Market

• 3rd largest postpaid carrier

(33M subscribers)*

• 2nd largest prepaid carrier

(15M subscribers)*

• 3rd highest revenues

($34B annual operating revenue)

• Highest wireless service revenue growth

(8.2% Year-over-Year)*

• Highest ARPU growth

(7.4% Year-Over-Year)*

*As of 2Q 2012

Other Industry Subscribers based on Sprint Internal Estimates

US Postpaid Subscribers*

others

8%

Sprint

14%

T-Mobile

9%

Verizon

39%

AT&T

30%

US Postpaid ARPU

$50

$52

$54

$56

$58

$60

$62

$64

$66

2Q10

3Q10

4Q10

1Q11

2Q11

3Q11

4Q11

1Q12

2Q12

Sprint Turnaround Begins in 2008

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint Platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Customer Experience

• #1 in overall satisfaction among major US carriers

• Most improved US company across all 47 industries over the past 4 years

• Only US company in any industry to go from last to first over the past 4 years

• Sprint – Q2 2012 Highest satisfaction with purchase experience among full service wireless providers

(3rd Consecutive)

• Boost – Q1 2012 Highest satisfaction with purchase experience among non-contract wireless providers

(2nd Consecutive)

• Virgin – Q2 2012 Highest in satisfaction for customer care with non-contract wireless service (2nd Consecutive)

Sprint Brand Net Promoter Score

All time high

Independent third party study

• Only US Carrier to Improve Net Promoter Score Year-Over-Year and Sequentially in 2Q12

• Fastest Customer Growth Rate Among US National Postpaid Wireless Brands Over the Last Two Years

SoftBank

Sprint

Total Subscribers

End of 2nd quarter total subscribers at all time high



Sprint
(millions)
58
50
42
54.0M
48.1M
56.4M
05
2006
2007
2008
2009
2010
2011
12
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

35

Brand—Sustainability

• #3 Greenest US Company

• Only Telecom Provider in Top 25

• Sprint named to Dow Jones Sustainability Index (DJSI) North America as the Mobile Telecommunications Sector Leader for second year in a row

Cash

Simplified the Business – Rate Plan Combinations Reduced 85%

Good Customer Service Costs Less*

Customer Care expense, Marketing &

incl. customer credits G&A IT & Billing Labor Product

46% 49% 32% 34% 33%

•$4.7B reduction in Annual Cash Spend*

•2Q12 Adjusted OIBDA of $1.45B up 10% Year-over-Year and 20% Sequentially

*2011 compared to 2007 spend levels

Cash—Network Vision Overview

• Shutdown Nextel Platform

• Modernize Sprint Platform

• Deploy LTE Network

Economic Benefits

•Eliminate network duplication, over $1.5B in fixed costs annually •Reduced roaming costs •Reduced operating costs •More efficient use of CapEx

•~50% reduction in cost/GB •~50% reduction in cost/minute

Postpaid Nextel Platform Recapture

Deactivations In Thousands

4,000 3,000 2,000 1,000

Nextel’s Deactivations

Recapture Rate to Sprint

Recapture Rate

80% 60% 40% 20% 0%

2008

2009

2010

2011

2012

Good Start to Phase II

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint Platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Transaction Benefits

Creates a stronger, more robust US competitor

Fuels continued Sprint turnaround by enhancing financial position

Creates financial flexibility for new growth opportunities

SoftBank’s proven track record

History of improving competitive position & financial performance

Leader in providing advanced LTE technology

Best path to grow shareholder value

SoftBank + Sprint

Sprint Net Additions

(million)

1.5 1

0.5 0

-0.5 -1 -1.5

1.62m

-1.32m

2008 2009 2010 2011

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Turnaround

*Sum of Sprint Platform and Nextel Platform

(including Postpaid, Prepaid, Wholesale and affiliate)

*Source: Sprint’s publicly available information

Sprint ARPU

$60 $55 $50

2010 2011 2012

(FY)

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

$60.88

Steady Growth

*Source: Sprint’s publicly available information *ARPU of retail postpaid users

Sprint Adjusted OIBDA

$1.31bn

$1.40bn

$0.84bn

$1.21bn

$1.45bn

2011 ‘11 ‘11 2012 ‘12 Q2 Q3 Q4 Q1 Q2

(FY)

* Non GAAP. Refer to disclaimer.

Turnaround

*Source: Sprint’s publicly available information

Sprint Share Price

(USD/share)

6 5 4 3 2 1 0

Launched iPhone 4S October, 2011

$5.04

(October 10th)

Full-fledged Network Vision Rollout (LTE in major cities) July, 2012

LTE

Improved Smartphone Strategy

Jun. 2011

Oct. 2012

Turnaround

Phases of the Sprint Turnaround

I. Recovery

Improve the brand Reverse subscriber trends Begin growing revenue Eliminate costs Conserve capital in preparation for investment phase

II. Investment

Build world-class network platform Eliminate duplicative network cost structure Focus on growth of core Sprint Platform business

III. Margin Expansion

Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Two Questions

Question 1

Will this investment pay off?

We are confident.

Sprint Recovery Already in Progress

Sprint



Net Additions
(million)
200
150
100
50
0
-50
-100
-150
1.62m
-1.32m
2008
2009
2010
2011
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
(FY)



ARPU
($)
65
60
55
50
$60.88
2010
2011
2012
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
(FY)



Adjusted OIBDA
($)
$1.31bn
$1.4bn
$0.84bn
$1.21bn
$1.45bn
2011
2012
Q2 Q3 Q4 Q1 Q2
(FY)

* Non GAAP. Refer to disclaimer.

51

SoftBank’s Contribution Creates Enhanced Competitiveness

Capital Strategy

SoftBank’s Contribution (Capital)

New Capital: $8.0bn (JPY 624bn)

Network Enhancement

Strategic Investment

Strengthen Balance Sheet

SoftBank’s Contribution (Strategy)

Smartphone Strategy

LTE Strategy

Proven Turnaround Track Record

Group Synergy

Smartphone Sales (new subscribers)

NTT DOCOMO

au

2008 2009 2010 2011 2012

Smartphone

No.1

*Third party electronics retail stores survey

SoftBank
Sprint

Effective Mobile Speed


SoftBank 4G
18.2Mbps
DOCOMO LTE Xi
5.5Mbps
UQ WiMAX
KDDI Group
4.5Mbps

No.1

*Source: ICT Research & Consulting survey (average across major cities as of August 28, 2012)
*Average of downlink speed measured 3 times for each service at 18 railway stations in Tokyo area.

56

EBIT(Operating Income)

NTT DOCOMO

SOFTBANK

KDDI

0

2005 ’06 ’07 ’08 ’09 ’10 ’11 ’12

Q1 Q1 Q1 Q1 Q1 Q1 Q1 Q1

$3.4bn

(JPY 262.6bn)

$2.4bn

(JPY 192.1)

$1.2bn

(JPY 94.2bn)

Highest

Growth Rate

*Created by SOFTBANK CORP. based on respective companies’ publicly available information.

(FY)

Fixed-Line Business: Operating Income

$1.2bn

0

$-1.4bn

2000 ’01 ’02 ’03 ’04 ’05 ’06 ’07 ’08 ’09 ’10 ’11 (FY)

Turnaround

* Broadband Infrastructure + Fixed-line Telecommunications

Mobile: Operating Income

$5.5bn

$0.9bn

2002 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11

Turnaround

WILLCOM Subscribers

5.03m

3.77m

May 2009 Dec. 2010 Sep. 2012

Turnaround

*PHS + 3G

2006

2010

2004

Chronic Deficit

Management Failure

Verge of Deficit

$92.3bn

$-105.8bn

2000

’11

(FY)

2002

‘11

(FY)

$429.2bn

5.03m

3.77m

$76.3bn

May, 2009

September 2012

Proven Turnaround Track Record

Sprint Recovery Already in Progress

Net Additions

(million)

200

150

100

50

0

-50

-100

-150

1.62m

-1.32m

2008

2009

2010

2011

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

(FY)

ARPU

($)

65 60 55 50

$60.88

2010

2011

2012

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

(FY)

Adjusted OIBDA

($)

$1.31bn

$1.4bn

$1.45bn

$1.21bn

$0.84bn

2011

2012

Q2 Q3 Q4 Q1 Q2 (FY)

* Non GAAP. Refer to disclaimer.

SoftBank + Sprint

Synergy Creation

Smartphone

Apple

Network

Turnaround

$429.2bn

$76.3bn

2002

‘11 (FY)

Sprint Adjusted OIBDA

$1.40bn $1.45bn Accelerated $1.31bn

$1.21bn Growth with SoftBank

$0.84bn

2011 ’11 ’11 ’12 ’12 (FY) *Source: Created by SOFTBANK CORP. based on Sprint’s publicly Q2 Q3 Q4 Q1 Q2 available information

* Non GAAP. Refer to disclaimer.

Mobile EBITDA Margin

EBITDA Margin (Mobile Service Revenue)

(FY2005 to FY2011)

50% 40% 30% 20% 10% 0%

0 20 40 60 80 100 120

Subscribers (millions)

EBITDA Margin (Mobile Service Revenue)

50% 40% 30% 20% 10% 0%

(FY2011)

0 20 40 60 80 100 120

Subscribers (millions)

*FY2005: EBITDA Margin: April 2005—March 2006. Subscribers as of March 31, 2006. FY2011: EBITDA Margin: April 2011 -March, 2012. Subscribers as of September 30, 2012. Refer to Page 4 for SoftBank data * Non GAAP. Refer to disclaimer.

*FY2011: EBITDA Margin: January 2011—December, 2011. Subscribers as of June 30, 2012.

*Source: Japan: Created by SOFTBANK CORP. based on data from TCA.

US: Respective companies’ publicly available information and Wireless Intelligence.

Question 2

Can SoftBank repay the new debt?

We are confident.

Net Debt

$34.2bn

(JPY 2.67t) $2.6bn (JPY 0.2t)

$18.6bn

(JPY 1.45t)

$31.7bn $8.3bn

(JPY 2.47t) (JPY 0.65t)

$10.3bn

(JPY 0.8t)

Jun. 30, 2006 Jun. 30, 2012

Large Reduction

Lease Obligations

Net Debt (excluding lease obligations)

Vodafone K.K. Acquisition Financing

$16.7bn

(JPY 1.3t)

Original Schedule

Actual

Full Loan Repayment

Repayment

Ahead of

Schedule

FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018

*Balance of SBM Loan

SoftBank’s Credit Rating

A+/A1

A/A2

A-/A3

BBB+/Baa1

BBB/Baa2

BBB-/Baa3

BB+/Ba1

BB/Ba2

BB-/Ba3

Investment Grade

JCR (A)

S&P (BBB)

Moody’s (Baa3)

2008 ’09 ’10 ’11 ’12

(CY)

Highest Rating Ever

Net Debt/EBITDA Multiple

Net Debt

$38.1bn

(JPY 2.97t)

EBITDA

$6.8bn

(JPY 0.53t)

5.6x

2.7x

Net Debt

$ 50.3bn

(JPY 3.9t)

EBITDA

$ 18.5bn

(JPY 1.44t)

Vodafone K.K. Sprint

Acquisition + SoftBank

* Pro forma.

* Non GAAP. Refer to disclaimer.

*Consolidated based on last 12 months EBITDA

Net Debt/EBITDA Multiple (Major global mobile operators)

SoftBank

(at Vodafone acquisition)

Telefonica

Telecom Italia

Sprint

+ SoftBank

Bharti Airtel

Verizon

AT&T Verizon SoftBank (Before Sprint acquisition)

* Pro forma

* Non GAAP. Refer to disclaimer.

Manageable

Debt Level

*Created by SOFTBANK CORP. based on Bloomberg data. Last 12 months EBITDA. Net debt as of June 30, 2012.

5.6x

1.4x

1.4x

3.1x

2.7x

2.7x

2.5x

2.1x

2.0x

Net Debt/EBITDA Multiple (Major companies in Japan)

Mitsubishi Sumitomo

ITOCHU Toyota Motor East Japan Railway Central Japan Railway Mitsui & CO., LTD

Bridgestone JX Holdings Honda Motor

NIPPON STEEL Mitsubishi Heavy Industries Nissan Motor

Sprint

+ SoftBank

* Non GAAP. Refer to disclaimer. * Pro forma

Manageable

Debt Level

*Created by SOFTBANK CORP. based on Bloomberg data

(select companies with market cap more than JPY 1t).

Last 12 months for EBITDA. Net debt as of June 30, 2012.

4.6x

4.5x

4.2x

4.2x

3.9x

3.7x

3.6x

3.2x

2.9x

2.7x

9.7x

7.7x

6.6x

6.1x

Dual Growth Engines

Consolidated Revenue

$80bn

(JPY 6.3t)

FY1981

FY2011

* Pro forma

Refer to Page 4 for SoftBank data

Consolidated EBITDA

$18bn

(JPY 1.4t)

* Pro forma

Refer to Page 4 for SoftBank data

FY1981

FY2011

* Non GAAP. Refer to disclaimer.

Consolidated Revenue

$54bn

(JPY 4.2t)

$46bn

(JPY 3.6t)

$46bn

(JPY 3.6t)

FY2005

FY2011

Refer to Page 4 for SoftBank data

Consolidated Revenue

$80bn

(JPY 6.3t)

$54bn

(JPY 4.2t)

$46bn

(JPY 3.6t)

Major Global

Operator

FY2005

FY2011

* Pro forma

Refer to Page 4 for SoftBank data

Mobile Revenue (January—June)

$43bn

$37bn

$32bn

Sprint

$32bn

$31bn

$27bn

$25bn

$18bn

China Verizon SoftBank AT&T Vodafone NTT Deutsche KDDI

Mobile + Sprint DOCOMO Telekom

* Pro forma

*Revenue from January to June 2012 Created by SOFTBANK CORP. based on respective companies’ publicly available information. Refer to Page 4 for SoftBank data

Global No.3

Subscribers

100m

0Apr. 2006

Sep. 2012

61m

39.5m

36m

Refer to Page 4 for SoftBank data

Subscribers

100m

0

96m

61m

36m

Sep. 2012

Apr. 2006

Expanded

US & Japan

Customer Base

* Pro forma

*Sprint’s subscribers as of June 30, 2012 Refer to Page 4 for SoftBank data

Subscribers



111m
105m
96m
61m
36m
33m
Verizon
AT&T
SoftBank
+ Sprint
NTT DOCOMO
au
T-Mobile

Expanded US & Japan Customer Base

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies' publicly available information.
Refer to Page 4 for SoftBank data.
Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

83

Summary

Global No.3 Mobile Operator (Revenue)

Compelling US Market Opportunity

Complementary Smartphone and LTE Strategies

Enhanced Sprint Financial Strength & Competitiveness

SoftBank’s Proven Turnaround & Debt Repayment Track Record

Significant Value to Both Companies’ Shareholders

Message for Customers in the US and Japan

Cutting-edge Smartphones

Advanced Network

Enhanced Competitiveness

Lifestyle Innovation through Mobile Internet

SoftBank+Sprint

Cautionary Statement

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SOFTBANK”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts,including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SOFTBANK or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SOFTBANK or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SOFTBANK or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091.

Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SOFTBANK, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SOFTBANK’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Soliciting Material Pursuant to 14a-12

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.Sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp ability and position of or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SoftBank’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measures

Sprint Nextel provides financial measures determined in accordance with accounting principles generally accepted in the United States (GAAP) and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint Nextel provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint Nextel does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint Nextel does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this presentation include the following:

OIBDA is operating income/(loss) before depreciation and amortization. Adjusted OIBDA is OIBDA excluding severance, exit costs, and other special items. Adjusted OIBDA Margin represents Adjusted OIBDA divided by non-equipment net operating revenues for Wireless and Adjusted OIBDA divided by net operating revenues for Wireline. We believe that Adjusted OIBDA and Adjusted OIBDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, spectrum acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted OIBDA and Adjusted OIBDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

This presentation may contain certain “non-GAAP” financial measures. SOFTBANK CORP. (“SoftBank”) uses certain non-GAAP performance measures and ratios in managing its business. Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.